OAKTREE ACQUISITION CORP. III

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

February 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ronald E. Alper

Re:	Oaktree Acquisition Corp. III

Request to Withdraw Registration Statement on Form S-l

File No. 333-253103

Dear Mr. Ronald Alper:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Oaktree Acquisition Corp. III, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-l together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 12, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Zaid Pardesi, President and Chief Financial Officer, Oaktree Acquisition Corp. III, at the above-mentioned address, with a copy to Peter Seligson, Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022.

Please do not hesitate to contact Peter Seligson at (212) 446-4756 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

OAKTREE ACQUISITION CORP. III

By:	/s/ Zaid Pardesi
Name: Zaid Pardesi
Title: President and Chief Financial Officer